Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-136943) of Neurologix, Inc. of our report dated March 24, 2006, which includes an explanatory paragraph related to the Company’s ability to continue as a going concern, on our audits of the consolidated statements of operations, changes in stockholders’ equity (deficiency) and cash flows of Neurologix, Inc. and subsidiary for the period from February 12, 1999 (date of inception) through December 31, 2005 as such amounts relate to the period from February 12, 1999 (date of inception) through December 31, 2007, which report appears in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2007.

/s/ J.H. Cohn LLP

Roseland, New Jersey
March 18, 2008